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                                                                      EXHIBIT 4

                     [BROADVIEW ASSOCIATES LLC LETTERHEAD]


                                                 March 8, 1998

                                                 CONFIDENTIAL

Board of Directors
Proxima Corporation
9440 Carroll Park Drive
San Diego, CA  92121-9639

Dear Members of the Board:

We understand that Proxima Corporation ("Proxima" or the "Company"), ASK a.s. ("ASK")and BD Acquisition Corp., a wholly owned subsidiary of ASK (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Sub will offer to purchase (the "Offer") all of the outstanding shares of Proxima common stock, $0.001 par value per share ("Proxima Common Stock"), for $11.00 cash per share (the "Consideration") and subsequently merge with and into Proxima (the "Merger"). Pursuant to the Merger, each issued and outstanding share of Proxima not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Consideration to be received by Proxima shareholders in the Transaction is fair, from a financial point of view, to Proxima shareholders.

Broadview Associates focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Proxima's Board of Directors and will receive a fee from Proxima upon the successful conclusion of the Transaction.
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Proxima Corporation Board of Directors                            March 8, 1998
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In rendering our opinion, we have, among other things:

1.) reviewed the terms of the Agreement and the associated exhibits thereto in the form of the draft dated March 7, 1998 furnished to us by Rogers & Wells LLP on March 7, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

2.) reviewed Proxima's annual report and Form 10-K for the fiscal year ended March 31, 1997, including the audited financial statements included therein, and Proxima's Form 10-Q for the nine months ended December 31, 1997, including the unaudited financial statements included therein;

3.) reviewed certain internal financial and operating information relating to Proxima, including certain projections through December 31, 1998, prepared and provided to us by Proxima management;

4.) participated in discussions with Proxima management concerning the operations, business strategy, financial performance and prospects for Proxima;

5.) reviewed the recent reported closing prices and trading activity for Proxima Common Stock;

6.) compared certain aspects of the financial performance of Proxima with public companies we deemed comparable;

7.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

8.)      reviewed recent equity research analyst reports covering Proxima;

9.) assisted in negotiations and discussions related to the Transaction among Proxima, ASK and their financial and legal advisors; and

10.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.
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Proxima Corporation Board of Directors                            March 8, 1998
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In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Proxima. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Proxima as to the future performance of Proxima. We have neither made nor obtained an independent appraisal or valuation of any of Proxima's assets.

Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by Proxima shareholders in the Transaction is fair, from a financial point of view, to Proxima shareholders.

For purposes of this opinion, we have assumed that Proxima is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Proxima in connection with its consideration of the Transaction and does not constitute a recommendation to any Proxima shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. Broadview Associates does not believe that any other person other than the Board of Directors of Proxima has the legal right under state law to rely on this opinion, and, in the absence of any governing precedents, we would resist any assertion otherwise by any such person. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview Associates hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to Proxima shareholders in connection with the Transaction.

                                        Sincerely,



                                        /s/ Broadview Associates LLC

                                        Broadview Associates LLC